Exhibit 99.1

BiondVax Announces

First Quarter 2017 Financial Results and Update

NESS ZIONA, Israel, May 30, 2017 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, today announced its financial results for the quarter ended March 31, 2017 and provided a business update.

First Quarter 2017 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.63 (NIS/$US) as at March 31, 2017.

●	First quarter operating expenses were NIS 2.97m ($817,000) compared with NIS 2.83m for the first quarter of 2016;

●	First quarter R&D expenses amounted to NIS 1.87m ($516,000) compared with NIS 2.06m for the first quarter of 2016;

As of March 31, 2017, BiondVax had cash and cash equivalents, short-term investments and marketable securities of NIS 35 million ($9.6 million) as compared to NIS 27 million as of December 31, 2016. The increase is attributable to a private placement of NIS 10.9 million.

Recent Corporate Update

●	The European UNISEC consortium sponsored Phase 2b processed the final participant in September. Preliminary safety results were reported in November.[1] Immunogenicity results and statistical analysis are currently being processed by other UNISEC consortium entities.

●	In January, Angels High Tech Investments Ltd. invested NIS 10.9 million, approximately $2.8 million, in exchange for 33.8 million ordinary BiondVax shares on the Tel Aviv Stock Exchange (equivalent to 844,000 NASDAQ listed ADS) at the December 29, 2016 Tel Aviv closing market price. Following the transaction, Angels Investments held 19.99% of all issued and outstanding share capital of the Company.[2]

●	In January, the peer-reviewed journal Vaccine published an article titled, “Back to the future: Immunization with M-001 prior to trivalent influenza vaccine in 2011/12 enhanced protective immune responses against 2014/15 epidemic strain.” The article reports that blood plasma samples from people who received M-001 in 2011 (as part of BiondVax’s BVX-005 clinical trial in the elderly) showed a five-fold significant increase of protective antibodies against a new epidemic 2014/15 flu strain (A/Swiss) – a strain which did not exist when M-001 was administered to the BVX-005 participants.[3]

●	An article by BiondVax-affiliated authors titled, “Strategy for approving a universal flu vaccine” was published in March in the peer-reviewed journal Future Virology.[4]

[1]	http://www.biondvax.com/2016/11/biondvax-phase-2b-trial-preliminary-safety-results-the-universal-flu-vaccine-candidate-is-safe-and-well-tolerated/
[2]	http://www.biondvax.com/2017/01/biondvax-receives-us-2-8-million-investment-from-angels-high-tech-investments-ltd/
[3]	http://www.biondvax.com/2017/01/back-to-the-future-study-published-in-vaccine-journal-indicates-biondvaxs-universal-flu-vaccine-candidate-may-cover-strains-which-dont-yet-exist/
[4]	http://www.biondvax.com/2017/03/biondvax-publishes-regulatory-approval-strategy-for-novel-universal-flu-vaccines-in-future-virology-journal/

●	Also in March, the Company received approval for a grant representing 20% of a NIS 20 million budget from Israel’s Ministry of Economy and Industry to build a facility for commercial scale production of its universal flu vaccine candidate.[5]

●	In April, the company presented at the Influenza Vaccines for the World (IVW2017) conference in Switzerland.

About BiondVax

BiondVax is a biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. For more information, please visit www.biondvax.com.

Contact Details

Joshua Phillipson

Business Development Manager

+972 8 930 2529

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the contemplated  Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

** Tables to Follow **

[5]	http://www.biondvax.com/2017/03/biondvax-approved-for-grant-from-israels-ministry-of-economy-and-industry-to-build-facility-for-commercial-scale-production-of-its-universal-flu-vaccine/

BALANCE SHEETS

In thousands, except per share data

				Convenience translation
	December 31,	March 31,		March 31,
	2016	2016	2017	2017
		Unaudited		Unaudited
	N I S			U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	15,705	29,817	24,020	6,613
Marketable securities	4,067	4,065	4,068	1,120
Short-term deposits	7,602	-	6,751	1,859
Other receivables	815	2,282	4,979	1,371

	28,189	36,164	39,818	10,963
LONG-TERM ASSETS:
Property, plant and equipment	1,443	1,903	1,297	357
Other long term assets	478	290	478	132

	1,921	2,193	1,775	489

	30,110	38,357	41,593	11,452
CURRENT LIABILITIES:
Trade payables	686	836	752	207
Other payables	689	735	526	145

	1,375	1,571	1,278	352
LONG-TERM LIABILITIES:
Options	3,043	4,540	10,848	2,987
Severance pay liability, net	76	71	76	21

	3,119	4,611	10,924	3,008

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of March 31, 2017, 2016 (unaudited) and December 31, 2016; Issued and Outstanding: 162,481,153 , 135,097,367 and 135,097,367 shares respectively	*)-	*)-	*)-	*)-
Share premium	113,041	111,083	129,550	35,668
Options	1,435	2,536	533	147
Other comprehensive income	6	14	6	2
Accumulated deficit	(88,866)	(81,458)	(100,698)	(27,725)

	25,616	32,175	29,391	8,092
	30,110	38,357	41,593	11,452

*)	Represents an amount lower than NIS 1.

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except per share data

				Convenience translation
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2016	2016	2017	2017
		Unaudited		Unaudited
	NIS			U.S. dollars

Operating expenses:
Research and development, net of participations	7,794	2,063	1,874	516
Marketing, general and administrative	4,106	771	1,094	301

Total operating expenses	11,900	2,834	2,968	817

Operating loss	(11,900)	(2,834)	(2,968)	(817)

Financial income	3,019	1,481	8	2
Financial expense	(303)	(423)	(8,872)	(2,443)

Net loss	(9,184)	(1,776)	(11,832)	(3,258)

Other comprehensive income (loss):

Gain (loss) from available-for-sale financial assets	(6)	2	-	-

Total comprehensive loss	(9,190)	(1,774)	(11,832)	(3,258)

Basic and Diluted net loss per share	(0.07)	(0.01)	(0.07)	(0.02)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	135,097	135,097	162,481	162,481

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